FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

April 7, 2005

Item 3.	PRESS RELEASE

April 7, 2005 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced the release of final results for the physician-sponsored “EXOTIC- EF” clinical study for oxypurinol in congestive heart failure (CHF) patients. The 20-patient study  showed a statistically-significant improvement in left ventricle ejection fraction (LVEF), an important  measure of cardiac function.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp announced the release of final results for the physician-sponsored “EXOTIC- EF” clinical study for oxypurinol in congestive heart failure (CHF) patients. The 20-patient study showed a statistically-significant improvement in left ventricle ejection fraction (LVEF), an important measure of cardiac function.

The EXOTIC-EF (Evaluation of Xanthine Oxidase Inhibition To Improve Left VEntricular Function) study involved intravenous dosing of 400 mg of oxypurinol on a one-time basis with measurement of left-ventricle ejection fraction (LVEF) the endpoint. The study was open-label with no placebo group. Oxypurinol administration showed an average absolute 3.5% increase (p=0.0008) in LVEF relative to pre-dosing in the 18 patients who met the prospectively-defined entry criteria. This represents a 19.2% average relative increase in ejection fraction. Prof. Dr. Thomas Münzel and Dr. Stephan Baldus conducted the study at the Eppendorf Clinic at the University of Hamburg.

Interim results for this study were presented at a satellite symposium to the Heart Failure Society of America’s annual meeting in September 2004. Cardiome is currently conducting a phase 2 study (called OPT-CHF) testing the benefit of six months of daily dosing of oxypurinol (600 mg/day) on clinical outcomes of 400 heart failure patients. The last patient was enrolled in OPT-CHF in December of 2004. Results of the OPT-CHF study are expected to be released in the third quarter of 2005.

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name:	Christina Yip
Title:	Vice President, Finance and Administration
Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 7th day of April, 2005.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.